Exhibit 99.1

Filed by:	Juniata Valley Financial Corp.
Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934
Subject Company: FNBPA Bancorp, Inc.
Company File No.: 0-13232

Juniata Valley Financial Corp. to acquire FNBPA Bancorp, Inc.

Company Release – June 26, 2015

MIFFLINTOWN, Pa.—(BUSINESS WIRE)—Juniata Valley Financial Corp. (“Juniata Valley Financial”) (OTC Pink: JUVF), the bank holding company of The Juniata Valley Bank (”JVB”), and FNBPA Bancorp, Inc. (“FNBPA Bancorp”) (OTC Pink: FNBP), the bank holding company of First National Bank of Port Allegany, have announced the execution of an agreement and plan of merger pursuant to which Juniata Valley Financial will acquire all of the shares of FNBPA Bancorp in a stock and cash transaction.

Under the merger agreement, FNBPA Bancorp shareholders may elect to receive, in exchange for each share of FNBPA Bancorp common stock they own, either cash of $50.34 or 2.7813 shares of Juniata Valley Financial common stock, subject to election and allocation procedures designed to result in the aggregate cash merger consideration representing between 15% and 25% of the total merger consideration issued in the transaction. The transaction is valued at approximately $13.2 million.

As of March 31, 2015, Juniata Valley Financial had consolidated assets of $473 million. Juniata’s wholly-owned banking subsidiary, JVB, is a Pennsylvania state-chartered bank headquartered in Mifflintown, Pennsylvania, which operates 12 community bank offices in the counties of Centre, Huntingdon, Juniata, Mifflin, and Perry. First National Bank of Port Allegany, with assets of $96 million as of March 31, 2015, is a national bank headquartered in Port Allegany, Pennsylvania, operating three locations in Potter and McKean counties. After the transaction is completed, the combined organization is projected to have over $580 million in assets and 15 banking locations.

Following the merger, the former offices of First National Bank of Port Allegany will operate as a division of JVB, under a new local trade name yet to be determined. Joseph Lashway, currently Vice-President of Lending of First National Bank of Port Allegany, will be appointed Senior Vice-President of JVB and will provide leadership in the Northern Tier Region, focusing on lending and business development. Additionally, a director of FNBPA Bancorp is expected to join the boards of Juniata Valley Financial and JVB.

The joint announcement was made today by Marcie A. Barber, President and CEO of Juniata Valley Financial, and R. Keith Fortner, Chairman, President and CEO of FNBPA Bancorp.

“We are excited to enter the Northern Tier and offer our full-line of banking and wealth management products to the existing and potential customer base of First National Bank of Port Allegany”, stated Ms. Barber. “The combination of our two historic franchises will allow us to grow assets, become more efficient, create more opportunities for employees and increase value to our shareholders.” Ms. Barber added, “We welcome our new team members in the Northern Tier and look forward to building a strong and vibrant franchise together.”

Mr. Fortner said, “At its core, the decision by FNBPA Bancorp to join with Juniata Valley Financial was based upon a remarkably similar culture and similar missions of providing unparalleled customer service and superior financial products to our loyal community banking customers, while at the same time providing value to our shareholders in what continues to be a challenging regulatory and interest rate environment. The Board of Directors of FNBPA and I are excited by the potential of the combined organization, not only for our shareholders, but also for our customers and employees.”

The transaction is expected to be accretive to earnings in the first twelve months after closing (including one-time merger costs) and the accretion to earnings in year two is expected to be 13% to 14%. The merger is subject to customary closing conditions enumerated in the merger agreement, including receipt of regulatory approvals and the approval of both Juniata Valley Financial’s and FNBPA Bancorp’s shareholders. Juniata Valley Financial anticipates that the transaction will close by the end of 2015.

Ambassador Financial Group, Inc. served as financial advisor and provided a fairness opinion on the transaction, and Barley Snyder LLP served as legal counsel to Juniata Valley Financial. Boenning & Scattergood, Inc. served as financial advisor and provided a fairness opinion on the transaction and Rhoads & Sinon LLP served as legal counsel to FNBPA Bancorp.

Safe Harbor Statement: Except for historical information contained herein, the matters discussed in this release are forward-looking statements. Investors are cautioned that all forward-looking statements involve risks and uncertainty, including without limitation, the ability to achieve anticipated merger related operational efficiencies, the ability to enhance revenues through increased market penetration, expanded lending capacity and product offerings and other risks detailed from time to time in Juniata Valley Financial’s Securities and Exchange Commission (“SEC”) filings, including Forms 10-Q and 10-K (copies of which are available from Juniata Valley Financial without charge in hard copy or online at www.sec.gov). Juniata Valley Financial and FNBPA Bancorp disclaim any intention or obligation to publicly update or revise any forward-looking statements, whether as a result of events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Juniata Valley Financial, FNBPA Bancorp and their respective officers and directors may be deemed to be participants in the solicitation of proxies from FNBPA Bancorp’s shareholders with respect to the transactions contemplated by the merger agreement.

Additional Information and Where to Find It: It is expected that Juniata Valley Financial will file a Registration Statement on Form S-4 with the SEC in connection with the merger, which will include a Proxy Statement/Prospectus to be distributed to shareholders of Juniata Valley Financial and FNBPA Bancorp. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully when they are available. The Registration Statement and the Proxy Statement/Prospectus will contain important information about Juniata Valley Financial, FNBPA Bancorp, the merger, the persons soliciting proxies relating to the merger and their interests in the merger, and other related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also be obtained from Juniata Valley Financial by directing a request to Danyelle Pannebaker at (717) 436-8211 or from FNBPA Bancorp by directing a request to R. Keith Fortner, Chairman, President & CEO, at 64 Main Street, Port Allegany, Pennsylvania 16743, or by calling (814) 642-2531.

In addition to the Registration Statement and the Proxy Statement/Prospectus, Juniata Valley Financial files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information at the SEC public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Juniata Valley Financial’s filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.